Exhibit 1.01

CONFLICT MINERALS REPORT
For the reporting period from January 1, 2017 to December 31, 2017

Cardiovascular Systems, Inc.

Cardiovascular Systems, Inc. (the “Company,” “we,” “us,” “our,” or “CSI®”) develops, manufactures and markets devices for the treatment of vascular diseases. The Company’s peripheral arterial disease (“PAD”) products, the Diamondback 360® Peripheral Orbital Atherectomy System (“OAS”) and the Stealth 360® Peripheral OAS, are catheter-based platforms capable of treating a broad range of plaque types, including calcified plaque, in leg arteries both above and below the knee, and these products address many of the limitations associated with other surgical, catheter and pharmacological treatment alternatives. These devices use smaller access sheaths that can provide procedural benefits and allow physicians to treat PAD patients in a variety of vessel sizes, including the small and tortuous vessels located below the knee, and facilitate access through alternative sites in the ankle, foot and wrist, as well as in the groin. The Company refers to the products above as the “Peripheral OAS.”

In October 2013, the Company received premarket approval from the United States Food and Drug Administration (“FDA”) to market the Diamondback 360 Coronary OAS (the “Coronary OAS”) as a treatment for severely calcified coronary arteries. In March 2017, the Company received approval from the FDA to market the Diamondback 360 Coronary OAS Micro Crown (the “Coronary OAS Micro Crown”).

In January 2018, the Company announced two new relationships that broaden the Company’s product portfolio. The Company is now the exclusive U.S. distributor of OrbusNeich® balloon products. In March 2018, the FDA granted 510(k) clearance for the OrbusNeich 1.0mm Sapphire® 11 Pro coronary balloon.

In January 2018, the Company also announced that it entered into an original equipment manufacturer agreement with Integer Holdings Corporation for CSI-branded ZILIENT™ guidewires.

In February 2018, the Company announced that the first patients were treated using its FDA-cleared extended length Diamondback 360® Peripheral OAS to treat PAD. Radial access allows physicians to reach and treat lower limb PAD lesions through the radial artery in the wrist, providing an alternative access point and more options to treat complicated and at-risk patients.

In November 2016, the Company signed an exclusive distribution agreement with Medikit Co., Ltd. (“Medikit”) to sell its Coronary and Peripheral OAS in Japan. In March 2017, the Company received approval from Japan’s Ministry of Health, Labor and Welfare for its Coronary OAS Micro Crown. On February 1, 2018, the Coronary OAS Micro Crown received reimbursement approval in Japan, followed by the first commercial sales, making Japan the first international market for any of the Company’s products.

The Company has prepared this Conflict Minerals Report for the period January 1, 2017 through December 31, 2017, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Conflict Minerals

On August 22, 2012, the U.S. Securities and Exchange Commission (“SEC”) adopted final rules to implement reporting and disclosure requirements concerning conflict minerals, as directed by Section 1502 of the Dodd-Frank Act. Section 1502 is intended to make transparent the financial interests that support armed groups in the Democratic Republic of the Congo and its nine adjoining countries (the “Covered Countries”). By requiring SEC reporting companies to report the source of any conflict minerals used in their products, the law is attempting to dissuade companies from engaging in trade that supports these armed groups.

Conflict minerals currently include cassiterite, columbite/tantalite, and wolframite (the most common derivatives of which are tin, tantalum and tungsten, respectively), as well as gold. Section 1502 is applicable to all SEC reporting companies that manufacture or contract to manufacture products where conflict minerals are necessary to the functionality or production of the product.

The Company reviewed its manufactured products and determined that its product groups listed below (a) contain products for which conflict minerals are necessary to the functionality or production of the products, (b) contain products that were manufactured or contracted to be manufactured by the Company, and (c) include products for which the manufacture was completed during the calendar year 2017.

•
Orbital Atherectomy Devices - The devices are catheter-based platforms capable of treating a broad range of plaque types in arteries and address many of the limitations associated with existing treatment alternatives. This product contains tantalum, tin, tungsten and gold.

•
Saline Infusion Pumps - Used with the Company’s Orbital Atherectomy Devices, the saline infusion pump mounts directly to the intravenous pole and bathes the device’s shaft and crown and provides an electric power supply for the operation of the catheter. The constant flow of saline reduces the risk of heat generation and improves the flush of particulates. This product contains tantalum, tin, tungsten and gold.

•	Guidewires - The Orbital Atherectomy Device and Orbital Atherectomy Systems travel over this wire to the lesion and operate on this wire. This product contains tin, tungsten and gold.

•
ViperTrack Radiopaque Tape - ViperTrack radiopaque tape adheres directly to the patient’s skin and assists in determining the treatment strategy for procedures using fluoroscopic or radiographic imaging. This product contains tungsten.

As a result, the Company is subject to the reporting requirements of Rule 13p-1.

The Company conducts a good faith reasonable country of origin inquiry regarding the conflict minerals used in its products, which begins with surveying its suppliers who directly supply components or products used in the four product groups listed above. The good faith reasonable country of origin inquiry is reasonably designed to determine whether any of the conflict minerals are necessary to the functionality or production of components or products, and whether they originated in the Covered Countries. The goal of the survey is to communicate the Company’s conflict mineral policy and expectations, determine which suppliers have a conflict minerals policy and determine the conflict free status of the supply chain and its products, if possible.

Conflict Minerals Policy

The Company has a policy in place to define how it will source materials to comply with U.S. and international restricted materials regulations. The Company’s policy provides that the Company’s goals are the following:

•	The Company supports the aims and objectives of the U.S. legislation on the supply of conflict minerals.

•	The Company supports ending the violence and human rights violations in the mining of certain minerals from the Covered Countries.

•	The Company will not knowingly procure specified metals that originate from facilities in the Covered Countries that are not certified as “conflict-free”.

•
In an effort to ensure compliance with the requirements of Sections 1502, the Company will collaborate with its suppliers to undertake reasonable due diligence with their supply chains to ensure that conflict minerals are sourced only from:

◦	Mines and smelters outside the Covered Countries or

◦	Mines and smelters which have been certified by an independent third party as “conflict free” if sourced within the Covered Countries.

•	The Company will design and source materials in accordance with U.S. and international regulations.

•	The Company will survey its suppliers to:

◦	Determine if suppliers have processes in place to comply with regulations.

◦	Determine if suppliers have completed due diligence with their supply chain.

◦	Determine and document which components meet or do not meet the regulations.

Design and Performance of Due Diligence

The supplier survey serves as a first step in the Company’s due diligence process related to conflict minerals. The Company’s due diligence is an on-going process and is based on steps designed to identify and address actual or potential risks in order to mitigate adverse impacts associated with its sourcing decisions. Additionally, the Company communicates its conflict minerals policy to its suppliers.

The Company’s due diligence procedures have been developed in connection with the OECD Due Diligence Guidance for Responsible Supply Chains of Materials from Conflict-Affected and High-Risk Areas (Second Edition). The Company continues to work through the OECD’s five step process as part of its compliance with Rule 13p-1 as described below to conform its due diligence with the framework in all material respects. The five steps, and the Company’s process to implement each of them, is as follows:

1.	Establish strong company management systems.

◦
The Company has adopted and communicated its conflict minerals policy, described in detail above, to suppliers and the public via our website, www.csi360.com. Internally, the policy is a required training for individuals in any department that is involved in the supply chain.

◦
A conflict minerals team was established by the prior Senior Vice President of Manufacturing and Operations to ensure that the Company is compliant with Rule 13p-1. The conflict minerals team is comprised of individuals from the Company’s supply chain, operations, legal and finance departments and meets on an as needed basis. The team is tasked with maintaining the conflict minerals policy, engagement with suppliers, continuing to improve its due diligence procedures and risk identification, and mitigation. The team reports out its progress on the various conflict minerals efforts to senior management as appropriate.

◦	The Company is making efforts to introduce a supply chain transparency system with its suppliers; however, this has proven difficult due to the lack of visibility beyond the first tier of suppliers.

◦
The Company has strengthened its engagement with suppliers to achieve maximum due diligence results. The Company has communicated its conflict minerals policy and is continuing to incorporate conflict minerals-related provisions into the Company’s contracts and/or purchase orders. If the Company believes that a supplier is in violation of the policy, the Company will request the supplier to undertake corrective action and if no action is taken, the Company will look to alternative sources for the product.

◦
The Company maintains a confidential hotline, hosted by a third party, that employees may anonymously call to communicate any conflict minerals concerns or potential risks. The hotline is reviewed quarterly by management and the Company’s Audit Committee. Any concerns raised will be reviewed to determine the appropriate action to take.

2.	Identify and assess risk in the supply chain.

◦
The Company has identified that its primary risk is that it is a company with relatively low purchasing volumes; therefore, it has minimal leverage to require suppliers to comply with the requirements of Rule 13p-1 and provide the necessary information that it is requesting. While approximately half of the Company’s suppliers (that could directly provide components or products used in the four product groups above) responded to the Company’s survey that they were able to confirm that their products do not contain conflict minerals, the other half generally remain unable to provide details on the origin of the conflict minerals used in the materials sourced by the Company. However, two suppliers responded that smelters in their supply chain source conflict minerals from the Covered Countries, but these suppliers were unable to confirm that all such smelters were certified as “conflict free.” The Company is currently assessing these specific suppliers and the possibility of them seeking alternative sources of the applicable components. While the Company communicates its conflict minerals requirements and encourages its suppliers to gain transparency into their supply chain, the Company is limited in methods to require compliance. The Company may seek to find alternative suppliers if the current suppliers are not “conflict free,” but there is no guarantee that a comparable alternative supplier could be identified or engaged.

3.	Design and implement a strategy to respond to identified risks.

◦
A summary report of the 2017 supplier survey results was presented to the Senior Operations Management team. The report summarized the current conflict minerals status and identified risks based on the current status, and included a risk management plan.

4.	Engage third party auditors as necessary.

◦	We are currently not able to engage independent third-party audits of supply chain due diligence at smelters/refiners as the Company does not have visibility beyond its first tier of suppliers.

5.	Provide public information regarding due diligence efforts.

◦
The Company has fulfilled the reporting requirement by filing this Conflict Minerals Report with the SEC as a part of its annual Form SD filing, as well as providing this information on its website, www.csi360.com, under Investor Relations.

Results of Due Diligence

The first-tier supplier response to the survey in 2017 was consistent with the prior year. Approximately half of the Company’s suppliers (that could directly provide components or products used in the four product groups above) were able to confirm that their products do not contain conflict minerals. The other half generally remain unable to provide details on the origin of the conflict minerals used in the materials sourced by the Company; however, as noted above, two suppliers responded that smelters in their supply chain source conflict minerals from the Covered Countries, but these suppliers were unable to confirm that all such smelters were certified as “conflict free.” The Company is currently assessing these specific suppliers and the possibility of them seeking alternative sources of the applicable components, and the Company will continue to work with its suppliers to build transparency in the supply chain.

Based on the information provided by the Company’s suppliers and otherwise obtained through the due diligence process, except as noted above, the Company does not have sufficient information to determine the country of origin of the conflict minerals contained in its products, and, as such, the Company cannot reasonably determine that the conflict minerals in the covered products do not come from a Covered Country. Additionally, the Company has not acquired sufficient information to enable it to make a reasonable determination as to the facilities that produce the conflict minerals in the covered countries, nor can the Company make a reasonable determination as to the location of the mines or other locations of origin of the conflict minerals in the Covered Countries.

Ongoing Development

The Company will continually look for ways to develop its due diligence process and risk mitigation where appropriate. Specifically, the Company will focus its risk mitigation efforts on engaging with its suppliers regarding their own due diligence performance.

Audit

The Company does not have sufficient information to determine whether its products are “DRC conflict free.” As such, an independent private sector audit is not required at this time.